

MEDIA CONTACT
Donna Giordano
Manager, Executive Office Administration
972-471-6512
ir@mannatech.com
Mannatech.com

Mannatech Reports Third Quarter 2012 Financial Results

(COPPELL, Texas) November 7, 2012 — Mannatech, Incorporated (NASDAQ: MTEX), a leading developer and provider of nutritional supplements and skin care products based on **Real Food Technology®** solutions, today reported net income of $2.2 million, or $0.83 per diluted share, for the third quarter ending September 30, 2012, compared to a net loss of $3.7 million, or $1.38 per diluted share, for the third quarter of 2011.

In achieving net income of $2.2 million for the third quarter of 2012, non-cash items impacting profitability included a reduction in a previously recognized deferred tax asset valuation allowance of approximately $1.0 million, a release of reserves related to transaction taxes of $0.8 million due to the expiration of statutes of limitations, and income from foreign currency exchange rate fluctuations of $0.5 million. Third quarter operating profitability, net income adjusted for the non-cash items listed above, was near even as we move closer to our goal of profitability. We expect our continuation of targeted expense reductions to have a positive impact on profitability and cash flow.

Net sales for the third quarter of 2012 were $43.0 million, a decrease of 14.8%, compared to $50.5 million in the third quarter of 2011. Net sales for the United States and Canada declined 16.3% to $20.5 million, compared to $24.5 million in the third quarter of 2011. International net sales of $22.5 million decreased 13.5%, compared to $26.0 million in the third quarter of 2011.

Recruiting increased 38.4% as compared to the third quarter of 2011. New independent associates and members for the third quarter of 2012 were 27,610 compared to 19,950 in 2011. Total active independent associates and members were approximately 233,000 as of the 12-month trailing period ended September 30, 2012, compared to 239,000 as of the 12-month trailing period ended September 30, 2011.

Dr. Robert Sinnott, CEO and Chief Science Officer, commented, "Our global sales force continues to gain strength as evidenced by the increased levels of recruitment. I traveled to several national conventions in North America, Japan, Taiwan and Australia where I had the opportunity to share with our new and existing associate leaders the exciting new product, NutriVerus™ powder and how this product positions Mannatech to introduce many more customers to the world of high-quality, natural nutrition."

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, November 8, 2012 at 9:00 a.m. Central Standard Time/10:00 a.m. Eastern Standard Time. Investors may listen to the call by accessing Mannatech's website at Mannatech.com. For those unable to

listen to the live broadcast, a replay will be available shortly after the call. The toll-free replay number is 855-859-2056 (International: 404-537-3406); the Conference ID to access the call is 37606108.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at **Mannatech.com**.

About Mannatech

Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of social entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales associates around the globe including the United States, Canada, South Africa, the Republic of Namibia, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, Estonia, Finland, the Republic of Ireland, Czech Republic, the Republic of Korea and Mexico. For more information, visit Mannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "anticipate," "believe," "will," "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

###

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS – *(UNAUDITED)*
(in thousands, except share and per share amounts)

	September 30, 2012		December 31, 2011
ASSETS	*(unaudited)*		
Cash and cash equivalents	$ 12,781	$	18,057
Restricted cash	1,513		1,263
Accounts receivable, net of allowance of $30 and $22 in 2012 and 2011, respectively	310		304
Income tax receivable	891		888
Inventories, net	18,088		17,786
Prepaid expenses and other current assets	2,149		2,497
Deferred tax assets	994		936
Total current assets	**36,726**		**41,731**
Property and equipment, net	5,449		9,566
Construction in progress	4		—
Long-term restricted cash	3,614		3,386
Other assets	3,270		2,815
Long-term deferred tax assets	810		772
Total assets	**$ 49,873**	**$**	**58,270**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current portion of capital leases	$ 636	$	852
Accounts payable	4,899		4,825
Accrued expenses	7,755		10,514
Commissions and incentives payable	6,422		8,567
Taxes payable	2,330		3,364
Current deferred tax liability	203		185
Deferred revenue	2,187		1,569
Total current liabilities	**24,432**		**29,876**
Capital leases, excluding current portion	1,006		1,358
Long-term deferred tax liabilities	2		1
Other long-term liabilities	4,800		5,382
Total liabilities	**30,240**		**36,617**
Commitments and contingencies			
Shareholders' equity:			
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—		—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 2,768,972 shares issued and 2,647,735 shares outstanding as of September 30, 2012 and 2,769,756 shares issued and 2,648,518 shares outstanding as of December 31, 2011	—		—
Additional paid-in capital	42,572		42,408
Accumulated deficit	(7,174)		(5,532)
Accumulated other comprehensive loss	(969)		(427)
Less treasury stock, at cost, 121,237 shares in 2012 and 2011	(14,796)		(14,796)
Total shareholders' equity	**19,633**		**21,653**
Total liabilities and shareholders' equity	**$ 49,873**	**$**	**58,270**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	2012	2011
Net sales	$ 43,049	$ 50,520	$ 131,162	$ 152,782
Cost of sales	6,755	7,407	20,038	22,164
Commissions and incentives	18,658	22,041	56,280	66,644
	25,413	29,448	76,318	88,808
Gross profit	17,636	21,072	54,844	63,974
Operating expenses:				
Selling and administrative	10,516	12,373	33,793	43,202
Depreciation and amortization	703	2,644	4,082	8,132
Other operating costs	5,328	7,627	19,342	23,439
Total operating expenses	16,547	22,644	57,217	74,773
Income (loss) from operations	1,089	(1,572)	(2,373)	(10,799)
Interest income (expense)	6	(4)	(26)	(3)
Other income (expense), net	455	(1,557)	542	(1,094)
Income (loss) before income taxes	1,550	(3,133)	(1,857)	(11,896)
Provision for income taxes	663	(530)	215	(1,795)
Net income (loss)	$ 2,213	$ (3,663)	$ (1,642)	$ (13,691)
Net income (loss) per share:				
Basic	$ .84	$ (1.38)	$ (.62)	$ (5.17)
Diluted	$ .83	$ (1.38)	$ (.62)	$ (5.17)
Weighted-average common shares outstanding:				
Basic	2,648	2,649	2,648	2,649
Diluted	2,681	2,649	2,648	2,649

The approximate number of new and continuing associates who purchased our packs or products during the twelve months ended September 30, 2012 and 2011, plus member accounts eligible to purchase products were as follows:

	2012		2011	
New	95,000	40.8%	82,000	34.3%
Continuing	138,000	59.2%	157,000	65.7%
Total	233,000	100.0%	239,000	100.0%